SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 28, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (for years commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated July 27, 2004 announcing the Completion of Enrolment in Phase II Theratope ® Vaccine Study in Women with Metastatic Breast Cancer	3

Signature	4

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA COMPLETES ENROLMENT IN PHASE II THERATOPE® VACCINE
STUDY IN WOMEN WITH METASTATIC BREAST CANCER

EDMONTON, ALBERTA, CANADA — July 27, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) of Edmonton, Alberta, Canada, today announced the completion of enrolment in the Phase II Theratope single-arm study treating women with metastatic breast cancer who are also being treated concurrently with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The trial enrolled 95 women in the United States. Enrolment will remain open until approximately the end of August to allow potential patients now being screened by investigators to be enrolled.

The study’s primary objective is to determine the response of the immune system in these women. Additional endpoints are the safety and tolerability of this combination of treatment. Immunology data is expected to be available in 2005. This study may provide useful information relating to the prestratified subset of hormonal therapy plus Theratope-treated patients in our Phase III metastatic breast cancer trial currently under review.

Biomira recently announced that Merck KGaA of Darmstadt, Germany had returned the rights for development and commercialization of Theratope to Biomira. Biomira is currently seeking a new collaborator in order to potentially further develop this product candidate.

About Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

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Biomira Company Contacts:		U.S. Media

Bill Wickson	Jane Tulloch	Daniel Budwick
Public Relations Manager	Director, Investor Relations	BMC Communications Group
780-490-2818	780-490-2812	212-477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, interpretation and implications of such results, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: July 28, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor Vice President Finance and Chief Financial Officer